Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Financial

Statements

As of March 31, 2025 and December 31, 2024

and for the three months ended

March 31, 2025 and 2024

CureVac N.V.

Unaudited Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

		Three months ended March 31,
(in thousands of EUR, except per share amounts)	Note	2024	2025
Revenue	3.1	12,373	893
Cost of sales	3.2	(41,690)	(875)
Selling and distribution expenses		(955)	(963)
Research and development expenses	3.3	(27,825)	(37,593)
General and administrative expenses	3.4	(19,119)	(16,409)
Other operating income		4,132	528
Other operating expenses		(234)	(307)
Operating loss		(73,317)	(54,727)
Finance income		3,771	3,405
Finance expenses		(340)	(333)
Loss before income tax		(69,887)	(51,655)
Income tax benefit/ (expense)	7	(666)	(429)
Net loss for the period		(70,553)	(52,084)
Other comprehensive loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments		(56)	(113)
Total comprehensive loss for the period		(70,609)	(52,197)
Net loss per share (basic and diluted)	8	(0.31)	(0.23)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

		December 31,	March 31,
	Note	2024	2025
(in thousands of EUR)			(unaudited)
Assets
Non-current assets
Intangible assets and goodwill		25,155	24,729
Property, plant and equipment		204,946	202,904
Right-of-use assets		39,706	38,082
Other assets		1,514	1,514
Deferred tax assets		5,092	5,938
Total non-current assets		276,412	273,167
Current assets
Assets held for sale		1,597	1,529
Inventories		541	541
Trade receivables	3.1	14,077	1,870
Contract assets	3.1	2,764	2,092
Other financial assets		3,622	3,756
Prepaid expenses and other assets		16,271	14,179
Current tax assets	7	5,794	6,802
Cash and cash equivalents		481,748	438,331
Total current assets		526,414	469,100
Total assets		802,827	742,267
Equity and liabilities
Equity	4
Issued capital		26,921	27,019
Capital reserve		2,073,444	2,075,624
Accumulated deficit		(1,403,796)	(1,455,880)
Other comprehensive income		39	(74)
Total equity		696,608	646,689
Non-current liabilities
Lease liabilities		33,644	32,182
Deferred tax liabilities		227	227
Other liabilities	6	—	1,880
Total non-current liabilities		33,871	34,289
Current liabilities
Lease liabilities		5,321	5,198
Trade and other payables		17,272	9,428
Provisions	6	1,956	1,856
Other liabilities	6	29,545	26,392
Income taxes payable		18,254	18,415
Total current liabilities		72,348	61,290
Total liabilities		106,219	95,578
Total equity and liabilities		802,827	742,267

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the three months ended March 31, 2025 and 2024

				Currency
	Issued	Capital	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	deficit	reserve	equity
Balance as of January 1, 2024	26,879	2,056,110	(1,565,981)	(67)	516,941
Net loss	—	—	(70,553)	—	(70,553)
Other comprehensive loss	—	—	—	(56)	(56)
Total comprehensive loss	—	—	(70,553)	(56)	(70,609)
Share-based payment expense	—	487	—	—	487
Settlement of share-based payment awards	38	56	—	—	95
Balance as of March 31, 2024	26,917	2,056,654	(1,636,534)	(123)	446,913

				Currency
	Issued	Capital	Accumulated	translation	Total
(in thousands of EUR)	capital	reserve	deficit	reserve	equity
Balance as of January 1, 2025	26,921	2,073,444	(1,403,796)	39	696,608
Net loss	—	—	(52,084)	—	(52,084)
Other comprehensive loss	—	—	—	(113)	(113)
Total comprehensive loss	—	—	(52,084)	(113)	(52,197)
Share-based payment expense	—	1,156	—	—	1,156
Realized tax benefits on transaction costs of prior years	—	1,122	—	—	1,122
Settlement of share-based payment awards	99	(99)	—	—	—
Balance as of March 31, 2025	27,019	2,075,624	(1,455,880)	(74)	646,689

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CureVac N.V.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
(in thousands of EUR)	2024	2025
Operating activities
Loss before income tax	(69,887)	(51,655)
Adjustments to reconcile loss before tax to net cash flows
Finance income	(3,771)	(3,405)
Finance expense	340	333
Depreciation and amortization	4,867	4,577
Loss on disposal of fixed assets	131	265
Share-based payment expense	487	1,156
Other operating income	—	(227)

Working capital changes
Decrease in trade receivables, contract assets, assets held for sale and other assets	1,329	14,729
Increase in inventory	(1,406)	—
Decrease in trade and other payables, other liabilities and contract liabilities	(46,335)	(8,815)
(Decrease) / increase in provisions	17,062	(100)
Income taxes paid	(918)	(953)
Interest received	2,136	3,294
Interest paid	(589)	(574)
Net cash flow used in operating activities	(96,554)	(41,374)

Investing activities
Purchase of property, plant and equipment	(5,074)	(484)
Purchase of intangible assets	(14)	(27)
Net cash flow used in investing activities	(5,088)	(511)

Financing activities
Payments on lease obligations	(1,219)	(1,312)
Payment on / proceeds from treasury shares/exercise of options	95	—
Net cash flow used in financing activities	(1,124)	(1,312)

Net decrease in cash and cash equivalents	(102,766)	(43,196)
Effect of exchange rate changes on cash and cash equivalents	466	(220)
Cash and cash equivalents, beginning of period	402,452	481,748
Cash and cash equivalents, end of period	300,152	438,331

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Corporate Information

CureVac N.V. (CureVac or CV or the Company) is the parent company of CureVac Group (Group) and, along with its subsidiaries, is a global biopharmaceutical company developing a new class of transformative medicines based on the messenger ribonucleic acid (mRNA) that has the potential to improve the lives of people.

Following a comprehensive operational assessment in 2023 and the 2024 GSK Agreement (refer to Note 3.1. for further information), we have implemented in 2024 an organizational restructuring to focus our resources on mRNA opportunities in oncology, infectious diseases and other selected areas of substantial unmet medical need. The change in strategy included an approximately 30% headcount reduction, streamlined our structures across most areas of the Company and resulted in a change in the activities of the organization towards research and development. Subsequent to this change “Costs of sales” include only costs of product sales or costs to fulfill other performance obligations under the Group’s license and collaboration agreements. Prior to the change in strategy, cost of sales additionally included costs related to the Group’s manufacturing organization. Such costs, subsequent to the change in strategy, are recognized as “Research and Development Expenses”.

The Company is incorporated in the Netherlands and is registered in the commercial register at the Netherlands Chamber of Commerce under 77798031. The Company’s registered headquarters is Friedrich-Miescher-Strasse 15, 72076 Tübingen, Germany. Dievini Hopp BioTech holding GmbH & Co. KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, is the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of appr. 37 % during that period. dievini is thus considered to be the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

2. Basis of preparation

The interim condensed consolidated financial statements as of and for the three months ended March 31, 2025 and 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2024. The interim condensed consolidated financial statements were authorized by the Management Board for presentation to the Supervisory Board on May 16, 2025. The Group’s interim condensed consolidated financial statements are presented in Euros (“EUR”). Unless otherwise stated, amounts are rounded to thousands of Euros, except per share amounts. Due to rounding, differences may arise when individual amounts or percentages are added together.

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2024. The new and amended standards and interpretations applied for the first time as of January 1, 2025, as disclosed in the notes to the consolidated financial statements as of December 31, 2024, had no impact on the interim condensed consolidated financial statements of the Group as of and for the three months ended March 31, 2025. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3. Notes to the Consolidated Statements of Operations

3.1 Revenue from contract with customers

The Group recognized the following revenues:

	Three months ended March 31,
	2024	2025
	EUR k	EUR k
Belgium
GSK	8,895	306
Switzerland
CRISPR	3,478	586
Total	12,373	893

During the three months ended March 31, 2025, the Company recognized revenues from:

	over-time		at point-in-time
	2024	2025	2024	2025
	EUR k	EUR k	EUR k	EUR k
i) delivery of research and development services combined with an IP license	7,692	207	—	—
ii) research and development services considered distinct within the agreements	2,741	680	—	—
iii) delivery of products	—	—	1,940	6
Total	10,433	887	1,940	6

On June 29, 2024, CureVac and Glaxosmithkline Biologicals SA (GSK) entered into a new Licensing Agreement (2024 GSK Agreement) to amend and restate their existing collaboration agreements (CLA1 and CLA2). Under the agreement, CureVac granted GSK a worldwide, non-transferable, royalty-free, sublicensable, exclusive license to use the CureVac licensed intellectual property (IP) for the development and manufacture of the GSK products, as well as a worldwide, royalty-bearing, sublicensable exclusive license to use the CureVac licensed IP for the commercialization of the GSK products. CureVac identified one performance obligation in granting of licenses, whereas the licenses are accounted for as a right to use CureVac’s IP, and one in activities related to the transition and wind down of the GSK program. The new Licensing Agreement replaces all previous financial considerations from the prior collaboration agreements between CureVac and GSK. In the three months ended March 31, 2025, revenue consisted of EUR 306k recognized under the 2024 GSK Agreement.

Prior to the 2024 GSK Agreement, CureVac entered into two collaborations with GSK, CLA1 and CLA2, wherein GSK and CureVac have developed mRNA vaccine candidates for infectious diseases including seasonal influenza, COVID-19 and avian influenza. Under the previous CLA1 and CLA2 agreements, CureVac recognized revenue over time for the combined performance obligation where CureVac grants its customer a license which was bundled with research and development services relating to the technology. The group accounted for this as a single obligation overtime. The upfront payment, attributable to the IP license, was recognized straight-line from the effective date of the collaboration agreement through to the agreed estimated submission date for authority approval. The second performance obligation, only applicable to CLA 1, consisted of research and development project work which was recognized over time. In the three months ended March 31, 2024, revenue consisted of EUR 8,895k recognized under both collaboration agreements with GSK.

The Group has received upfront and milestone payments which were initially deferred and are subsequently recognized as revenue as the Group renders services over the performance period. Below is a summary of such payments and the related revenues recognized:

		Upfront and		Revenue recognized from
		milestone payments included		upfront and milestone payments
		in contract		for three months ended
	Upfront and milestone	liabilities at		March 31,
Customer	payments	December 31, 2024	March 31, 2025	2024	2025

	(EUR k)	(EUR k)	(EUR k)	(EUR k)
GSK	EUR 645,000	—	—	6,154	—
CRISPR	USD 8,500k (EUR 7,626)*	—	—	1,538	207
Total		—	—	7,692	207

*	Translated at the currency exchange rate prevailing on the transaction date.

Contract balances:

	December 31,	March 31,
	2024	2025
	EUR k	EUR k
Trade receivables	14,077	1,870
Contract assets	2,764	2,092

3.2 Cost of sales

The cost of sales consists of the following:

	Three months ended March 31,
	2024	2025
	EUR k	EUR k
Personnel	(12,395)	(63)
Materials	(5,369)	(549)
Third-party services	(21,366)	(263)
Maintenance and lease	(1,198)	—
Amortization and depreciation	(1,028)	—
Other	(333)	—
Total	(41,690)	(875)

For the three months ended March 31, 2025, cost of sales decreased significantly in comparison to the corresponding period in 2024. This change was primarily attributable to the changed corporate strategy (associated with the 2024 GSK Agreement), resulting to a change in the activities of the Group towards R&D. Accordingly, the costs of the manufacturing organization subsequent to this change are recognized as R&D expenses rather than cost of sales. Third-party services for the three months period ended March 31, 2024, included the increase of a CMO (contract manufacturing organization) provision (refer to Note 6 for further information).

3.3 Research and development expenses

R&D expenses consist of the following:

	Three months ended March 31,
	2024	2025
	EUR k	EUR k
Materials	(5,561)	(1,863)
Personnel	(9,058)	(18,122)
Amortization and depreciation	(1,840)	(2,647)
Patents and fees to register/protect a legal right	(4,459)	(5,767)
Third-party services	(4,684)	(6,155)
Maintenance and lease	(2,021)	(2,466)
Other	(201)	(574)
Total	(27,825)	(37,593)

During the three months ended March 31, 2025, research and development expenses increased in comparison to the same period of 2024. As described above, the costs of the Company’s manufacturing organization are recognized as R&D expenses rather than cost of sales following the change in strategy. Consequently, personnel costs, among other costs categories, increased compared to the same period of 2024. In addition, research and development expenses increased in comparison to the same period of 2024 due to increased expenses related to the IP litigations.

3.4 General and administrative expenses

General and administrative expenses consist of the following:

	Three months ended March 31,
	2024	2025
	EUR k	EUR k
Personnel	(6,171)	(5,267)
Maintenance and lease	(1,044)	(1,360)
Third-party services	(7,619)	(5,819)
Legal and other professional services	(1,501)	(1,575)
Amortization and depreciation	(2,231)	(2,179)
Other	(553)	(208)
Total	(19,119)	(16,409)

During the three months ended March 31, 2025, general and administrative expenses decreased in comparison to the same period of 2024 due to decreased personnel expenses related to the implemented workforce reduction as part of the strategic restructuring in 2024.

4. Issued Capital and Reserves

According to the Company’s articles of association, the Company’s authorized shares are divided into 386,250,000 common shares and 386,250,000 preferred shares, each having a nominal value of EUR 0.12.

As of March 31, 2025, no preferred shares had been issued, and all issued common shares issued and outstanding were fully paid.

The number of common shares issued and outstanding developed as follows:

Common shares issued and outstanding at December 31, 2024	224,338,257
Share issuances for option exercises and RSU releases between January to March 2025	821,105
Common shares issued and outstanding at March 31, 2025	225,159,362

The development of the common shares issued and outstanding for the comparative period is as follows:

Common shares issued and outstanding at December 31, 2023	223,988,675
Share issuances for option exercises and RSU releases between January to March 2024	317,005
Common shares issued and outstanding at March 31, 2024	224,305,680

5. Share-based payments

The income / (expense) recognized for share-based payments is as follows:

	Three months ended March 31,
	2024	2025
	EUR k	EUR k
Cost of sales	22	—
Selling and distribution expenses	(30)	(63)
Research and development expenses	(207)	(658)
General and administrative expenses	(217)	(351)
Other operating expenses	(57)	(84)
Total	(487)	(1,156)

Expense recognized for the equity-settled programs was as follows:

	Three months ended March 31,
Program	2024	2025
	EUR k	EUR k
LTIP Stock Options	(90)	(801)
RSU Supervisory Board	(57)	(62)
Prior VSOP	(4)	—
LTIP RSUs	(336)	(293)
Total	(487)	(1,156)

On January 1, 2025, the Group awarded 3,163,386 options to various key employees. The grant was made under the terms of the long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. A Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 1.71
Weighted average share price (10-days VWAP before grant date)	EUR 2.92
Exercise price (USD 3.04)	EUR 2.92
Expected volatility (%)	65.0%
Expected life (years)	3.39
Risk-free interest rate (%)	4.35%

On February 24, 2025, the Group awarded 284,909 options to the Supervisory Board members and 2,461,018 Options to the Executive Board and various key employees. The grant was made under the terms of the long-term incentive plan (LTIP) put in place by CureVac N.V. Options will be settled in shares of CureVac N.V. A Monte Carlo simulation has been used to measure the fair value at the grant date. The inputs used in the measurement of the fair value at grant date were as follows:

Weighted average fair value per option	EUR 1.54
Weighted average share price (10-days VWAP before grant date)	EUR 3.34
Exercise price (USD 3.48)	EUR 3.34
Expected volatility (%)	70.0%
Expected life (years)	3.51
Risk-free interest rate (%)	4.21%

Exercise of options

No options were exercised within the three months ended March 31, 2025.

6. Other liabilities and provisions

During the three months ended March 31, 2025, the decrease of EUR 1,373k in other liabilities and provisions (current and non-current) was primarily due to the usage of restructuring provisions in an amount of EUR 1,259k recorded as of December 31, 2024, mainly for severance payments related to the strategic restructuring of the organization in 2024.

The corresponding period in 2024 was affected by the Group’s involvement in disputes with former contract manufacturing organizations (CMO) in connection with the adjustment of the Group’s external European manufacturing network after the withdrawal of the EMA dossier for CureVac’s vaccine candidate, CVnCoV. In April 2022, Celonic Deutschland GmbH & Co.KG initiated arbitration proceedings according to the procedural rules of the German Arbitration Institute against CureVac also requesting payments based on a terminated agreement. The proceedings were decided by final arbitral award in May 2024. The arbitration tribunal granted part of Celonic’s claims (approx. 65%) and rejected part of them (approx. 35%). The award exceeded the amount previously provisioned leading to an additional charge of EUR 17,000k recorded in cost of sales for the three months ended March 31, 2024.

7. Income tax

The income tax expense for the three months ended March 31, 2025, of EUR 429k was primarily attributable to deferred tax expenses of CureVac N.V. In addition to the tax expense recorded in the statement of operations and other comprehensive loss, an amount of EUR 1,122k was credited in equity for the three months ended March 31, 2025. The credit in equity results from the recognition of deferred tax assets for loss carryforwards, which itself originated from expenses for transaction costs previously recorded in equity.

Income taxes for the three months ended March 31, 2025, were calculated based on estimated annual effective income tax rates on ordinary income before tax adjusted by the tax effect of any discrete items. For the three months ended March 31, 2025, the plan tax rate for CureVac N.V. was approximately 30%. The effective tax rate considers the impact on current tax expenses, the usage of loss carryforwards and management’s assessment of the requirements in IAS 12.

8. Earnings per share

Basic earnings per share is calculated by dividing the Company’s consolidated net loss by the weighted average number of common shares outstanding in the fiscal period.

The weighted average number of common shares outstanding (basic) for the three months ended March 31, 2024 and March 31, 2025 was 224,349,604 and 225,150,339 respectively.

Diluted earnings per share is calculated using CureVac’s weighted-average outstanding common shares including the dilutive effect of share-based awards as determined under the treasury stock method. The average market price is computed using the closing daily market prices for the period during which the options were outstanding. In periods in which the Company reports net losses, share-based payment awards are excluded from the calculation of earnings per share as their inclusion would have an antidilutive effect. Then, diluted net loss per common share is the same as basic net loss per common share.

Share options and RSUs of 722,095 and 7,199,489 were excluded from the computation of diluted weighted average number of shares for the three months ended March 31, 2024 and 2025, respectively, because their effect would have been antidilutive.

9. Related party disclosures

Parent and ultimate controlling party

Dievini Hopp BioTech holding GmbH & Co, KG (dievini), which is an investment company dedicated to the support of companies in health and life sciences, was the largest shareholder of CureVac. Together with its related parties, dievini has held shares and voting rights in CureVac of approximately 37% during the last twelve months, dievini is thus the de facto parent of the Group. Dietmar Hopp, Daniel Hopp and Oliver Hopp are the ultimate controlling persons (of the main shareholders) of dievini, and, therefore, control the voting and investment decisions of dievini.

The total amount of transactions with dievini Hopp BioTech holding GmbH & Co. KG or entities controlled by them had no significant impact on our unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2025, compared to the details disclosed in Note 17 to our audited consolidated financial statements included in our Annual Report on Form 20-F as of and for the year ended December 31, 2024.